UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-

16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change in Certifying Accountant

Lotus Technology Inc. (the “Company”)’s board of directors and the audit committee have approved the dismissal of KPMG Huazhen LLP (“KPMG”) and the engagement of Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm effective December 31, 2025. Grant Thornton has been engaged by the Company to audit the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2025.

KPMG’s audit reports on the Company’s consolidated and combined financial statements as of and for the years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows: KPMG’s report on the Company’s consolidated and combined financial statements as of and for the years ended December 31, 2024 and 2023, contained a separate paragraph stating that “the Company has incurred losses since its inception and has an accumulated deficit, net current liabilities, and net cash used in operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the two fiscal years ended December 31, 2024 and the subsequent interim period through the date of dismissal of KPMG, there were no: (i) disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG’s satisfaction would have caused KPMG to make reference in connection with KPMG’s opinion to the subject matter of the disagreement, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, expect that KPMG advised the Company of the following material weaknesses:

•	For the year ended December 31, 2024, (i) the Company’s subsidiaries in the European Union (EU) and the United Kingdom (UK) did not properly follow the control design and requirement of financial reporting process and policy, controls and documentation over the review and approval of manual journal entries, key account reconciliations and preparation of reporting package were not appropriately implemented to prevent unauthorized access to post journal entries, or timely identify misstatement of local financial statements; (ii) the EU subsidiary did not properly implement and maintain effective controls over vehicle delivery processes to address accuracy of vehicle delivery and sales revenue recognition; and (iii) the UK subsidiary did not effectively implement inventory controls over stock counting, including failure to follow count instructions to perform floor-to sheet count and proper inventory list reconciliations to address completeness of inventory.

•	For the year ended December 31, 2023, the Company’s UK subsidiary did not appropriately design, implement and maintain effective controls over (i) revenue recognition relating to the proper application of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers; and (ii) the completeness and accuracy of accounting for inventory and inventory related transactions, including (a) controls to ensure that all inventory is appropriately tracked and recorded on a timely basis, and (b) controls to ensure the differences identified during the year-end physical inventory count procedures are properly addressed.

During the two fiscal years ended December 31, 2024, and in the subsequent interim period prior to the engagement of Grant Thornton on December 31, 2025, neither the Company nor anyone acting on its behalf consulted with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with Grant Thornton and KPMG to ensure a seamless transition.

This current report on Form 6-K is incorporated by reference into the pre-effective amendment No. 1 to the registration statement on Form F-3 (File No. 333-285533), post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-279108) and the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-282217) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: December 31, 2025